Exhibit 99.1

CHANGE OF AUDITOR NOTICE

Pursuant to NI 51-102 (Section 4.11)

TO: KPMG

AND TO: Ernst & Young LLP (Canada)

AND TO: Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, P.E.I.

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Yukon

Superintendent of Securities, Nunavut

NOTICE IS HEREBY GIVEN that, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of VersaBank (the “Bank”) and the Board, considered and approved the appointment of Ernst & Young LLP (Canada) as the Bank’s auditor upon expiry of the term of appointment of KPMG, as follows:

1.       The Audit Committee conducted a comprehensive tender process for external audit services.

140 Fullarton Street, Suite 2002	Main: 519-645-1919	www.versabank.com
London, Ontario N6A 5P2	Toll Free: 866-979-1919

2.       After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that Ernst & Young LLP (Canada) be appointed as the Bank’s auditor commencing with respect to the financial year ending on October 31, 2023 (the “2023 Fiscal Year”).

3.       KPMG’s term as auditor of the Bank will terminate upon completion of the reporting for the financial year ending October 31, 2022, and Ernst & Young LLP (Canada) has been appointed as auditor of the Bank commencing with respect to the 2023 Fiscal Year to fill the vacancy until the next annual meeting of shareholders of the Bank.

There were no modifications of opinion by KPMG in the Auditors’ Reports for the two most recently completed fiscal years ended 2022 and 2021.

To the knowledge of the directors of the Bank, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditors’ report was issued.

[Execution page follows]

Execution page signed by Vice President, Finance and Corporate Accounting

140 Fullarton Street, Suite 2002	Main: 519-645-1919	www.versabank.com
London, Ontario N6A 5P2	Toll Free: 866-979-1919

Dated at London, ON, this 14 day of December, 2022.

VersaBank

/s/ Andy Min
By: Andy Min

Vice President – Finance and Corporate Accounting

140 Fullarton Street, Suite 2002	Main: 519-645-1919	www.versabank.com
London, Ontario N6A 5P2	Toll Free: 866-979-1919